As filed with the Securities and Exchange Commission on July 17, 2003

Registration No. 333-104954

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CYPRESS BIOSCIENCE, INC.

(Exact name of registrant as specified in its charter)

Delaware	22-2389839
(State or jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

4350 Executive Drive, Suite 325

San Diego, California 92121

(858) 452-2323

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Dr. Jay D. Kranzler

Chief Executive Officer, President and Secretary

Cypress Bioscience, Inc.

4350 Executive Drive, Suite 325

San Diego, California 92121-9109

(858) 452-2323

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Frederick T. Muto, Esq.

Denise L. Woolard, Esq.

Cooley Godward LLP

4401 Eastgate Mall

San Diego, California 92121-9109

(858) 550-6000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, or the Securities Act, other than securities offered in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED JULY 17, 2003

Cypress Bioscience, Inc.

4,029,342 Shares of Common Stock

1,388,241 Shares of Common Stock Issuable Upon Exercise of Warrants

The persons and entities identified in this prospectus may offer and sell up to 4,029,342 shares of our common stock and up to 1,388,241 shares of our common stock issuable upon exercise of warrants held by the selling stockholders. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Our common stock is listed on The Nasdaq SmallCap Market under the symbol CYPB. The closing sale price of our common stock, as reported on The Nasdaq SmallCap Market on July 16, 2003, was $4.60 per share.

Our principal executive office is located at 4350 Executive Drive, Suite 325, San Diego, California 92121-9109 and our telephone number is (858) 452-2323.

Investing in our common stock involves a high degree of risk. You are urged to read the Risk Factors beginning on page 4 of this prospectus, which describes specific risks and certain other information associated with an investment in our company that should be considered before you make an investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2003.

WHERE YOU CAN FIND MORE INFORMATION

References in this prospectus to “we,” “us,” “our,” the “Company” and “Cypress” refer to Cypress Bioscience, Inc.

Before you decide whether to invest in our common stock, you should read this prospectus and the information we otherwise file with the Securities and Exchange Commission, or the SEC. We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 or at the SEC’s other public reference facilities. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. You can request copies of these documents by writing to the SEC and paying a fee for the copying costs. Our SEC filings are also available at the SEC’s website at http://www.sec.gov.

We are allowed to incorporate by reference information contained in documents that we file with the SEC. This means that we can disclose important information to you by referring you to those documents and that the information in this prospectus is not complete and you should read the information incorporated by reference for more detail. We incorporate by reference in two ways. First, we list certain documents that we have already filed with the SEC. The information in these documents is considered part of this prospectus. Second, the information in documents that we file in the future will update and supersede the current information in, and incorporated by reference in, this prospectus.

We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act (other than any Form 8-K’s filed under Item 12):

•	Annual Report on Form 10-K/A (Amendment No. 2) for the year ended December 31, 2002 that was filed with the SEC on July 17, 2003 (File Number 000-12943);

•	Current Report on Form 8-K that was filed with the SEC on March 28, 2003 (File Number 000-12943);

•	Current Report on Form 8-K that was filed with the SEC on April 7, 2003 (File Number 000-12943);

•	Quarterly Report on Form 10-Q/A (Amendment No. 2) for the quarter ended March 31, 2003 that was filed with the SEC on July 17, 2003 (File Number 000-12943);

•	Current Report on Form 8-K that was filed with the SEC on May 15, 2003 (File Number 000-12943); and

•	The description of our common stock contained in our Registration Statement on Form 8-A registering our common stock under Section 12 of the Exchange Act.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address or telephone number:

Cypress Bioscience, Inc.

4350 Executive Drive, Suite 325

San Diego, CA 92121

Attn: Investor Relations

(858) 452-2323

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

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FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as anticipate, estimate, plan, project, continuing, ongoing, expect, management believes, we believe, we intend and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed in this prospectus or incorporated by reference.

Because the factors discussed in this prospectus or incorporated by reference could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on behalf of Cypress, you should not place undue reliance on any such forward-looking statements. These statements are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements. Such risks and uncertainties relate to, among other factors: our early stage of development and the absence of any commercial drugs; our dependence on milnacipran, our only product candidate; our ability to find a collaborator for milnacipran; our history of operating losses; our need for further financing; the costs, delays and uncertainties inherent in scientific research, drug development, clinical trials and the regulatory approval process with respect to milnacipran and any of our future product candidates, if any; the volatility of the market price of our common stock; competition with respect to the treatment of Fibromyalgia Syndrome, or FMS, and Functional Somatic Syndromes; the validity, scope and enforceability of patents; potential product liability claims and availability and adequacy of insurance. These and other risks are detailed in our reports filed from time to time under the Securities Act and/or the Exchange Act. You are encouraged to read these filings as they are made.

Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

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COMPANY OVERVIEW

We are committed to being the innovator and commercial leader in providing products for the diagnosis and treatment of patients with Functional Somatic Syndromes and other related chronic pain and central nervous system disorders. Functional Somatic Syndromes refer to several related syndromes characterized more by symptoms, suffering and disability than by disease-specific abnormalities that are found on physical examination and include many overlapping pain and psychiatric conditions such as Fibromyalgia Syndrome, or FMS, irritable bowel syndrome, or IBS, non-cardiac chest pain, and interstitial cystitis. Our goal is to be the first to market a product approved in the United States for the treatment of FMS, the focus of our initial efforts in the area of Functional Somatic Syndromes. Our business strategy is focused on combining novel technology and clinical development of well-characterized drugs that we believe offer strong potential to help patients with Functional Somatic Syndromes.

In January 2001, we sold most of our assets relating to the PROSORBA column, a medical device that we formerly marketed for the treatment of rheumatoid arthritis and idiopathic thrombocytopenia purpura, to Fresenius HemoCare, or Fresenius. Pursuant to the restructured agreement that we currently have in place with Fresenius, we do not expect to receive any revenues from sales of the PROSORBA column until January 2008, if at all. Additionally, we currently do not have any other agreements pursuant to which we may receive any revenue.

We licensed our first candidate for clinical development, milnacipran, in August of 2001 from Pierre Fabre Medicament, or Pierre Fabre, of Paris, France. The original license covered FMS and other related chronic pain syndromes and we amended this license agreement on May 30, 2003, to cover all indications. We commenced a Phase II clinical trial in the first quarter of 2002 to evaluate milnacipran in the treatment of FMS. The Phase II trial was completed in the first quarter of 2003. The final results of the trial were recently presented to the Food and Drug Administration, or the FDA, and we are in the process of preparing for the commencement of a Phase III clinical trial, which we expect to begin by December 31, 2003. Currently, we do not have any products that have been approved by the FDA, and we have not received any commercial revenues since we changed our business focus in 2001. We have in the past evaluated various possible strategic transactions, including seeking a partner to assist us in the development and commercialization of milnacipran, potential acquisitions of products, technologies and companies, private and public financings and other alternatives that we believe may enhance stockholder value. We expect to continue to do so in the future.

As of March 31, 2003, we had working capital of approximately $9.9 million and an accumulated deficit of approximately $106.3 million. Our future success depends on our ability to develop and market new products for the treatment of Functional Somatic Syndromes, such as FMS, and other related chronic pain and central nervous system disorders.

USE OF PROCEEDS

The proceeds from the sale of the common stock offered pursuant to this prospectus are solely for the account of the selling stockholders. We will not receive any proceeds from the sale of the shares of common stock offered by the selling stockholders.

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RISK FACTORS

Except for the historical information contained in this prospectus or incorporated by reference, this prospectus and the information incorporated in this prospectus by reference contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here or incorporated by reference.

Investment in our shares involves a high degree of risk. You should carefully consider the following discussion of risks and the risks described in any applicable prospectus supplement, together with all of the information contained in this prospectus and any prospectus supplement or appearing or incorporated by reference in the registration statement of which this prospectus is a part. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock. The following risk factors relate to our business and qualify the statements made in this prospectus about our business. The subheadings below identify the risks discussed but cannot do so completely. Each subsection may relate to more than one aspect of our business.

Due to our change of business focus, we are at an early stage of development and we do not have and may never develop any commercial drugs or other products that generate revenues.

We are at an early stage of development as a biotechnology company due to a change in focus in 2001 and do not have any commercial products. We have only one product candidate, milnacipran, and we have only completed a Phase II clinical trial for the treatment of FMS. In addition, we currently only have ten full-time employees. Milnacipran, or any of our future product candidates, will require significant additional development, clinical trials, regulatory clearances and additional investment before they can be commercialized. Our product development and product acquisition efforts may not lead to commercial drugs, either because the product candidates fail to be safe and effective in clinical trials, or because we have inadequate financial or other resources to pursue clinical development of the product candidate. We do not expect to be able to market milnacipran for a number of years, if at all. If we are unable to develop any commercial drugs, or if such development is delayed, we will be unable to generate revenues, may be unsuccessful in raising additional capital, and may cease our operations.

There are limited data regarding milnacipran as a treatment of FMS.

There are limited data supporting the use of milnacipran, our only product candidate, for the treatment of FMS. Although milnacipran is currently being sold by Pierre Fabre outside North America as an antidepressant, it has only been tested as a treatment for FMS in our Phase II trial. Our future clinical trials may reveal that milnacipran is not safe or that it is not a suitable product candidate for the treatment of FMS for efficacy reasons. If milnacipran does not prove to be a safe and effective treatment for FMS, our business would be materially harmed and our stock price would decline.

The FDA approval of milnacipran or any future product candidate is uncertain.

We are currently in discussions with the FDA regarding our Phase III clinical trial for milnacipran, which we expect to begin by December 31, 2003. However, our proposed Phase III clinical trial may be postponed due to factors beyond our control, including:

•	the FDA may take longer than we anticipate to approve the protocol for the Phase III clinical trial

•	the protocol approved by the FDA may require clinical endpoints that we did not anticipate, which may in turn necessitate the creation of new case report forms or other systems to capture the required data

•	the FDA may require the duration of the Phase III clinical trials to be longer than we have proposed and discussions with the FDA on this topic may prolong our commencement of the trial

•	the protocol approved by the FDA may require more trial sites than we anticipate, and the identification and preparation of such additional trial sites may cause delays

Milnacipran is in the early stages of development and even if our future clinical trials are successful, we may not receive required regulatory clearance from the FDA or any other regulatory body to commercially market and sell milnacipran, or the clearance may take longer than we anticipate. The regulatory clearance process typically takes many years and is extremely expensive and uncertain. If we fail to obtain regulatory clearance for milnacipran or future product candidates, we will be unable to market and sell any products and therefore may never be profitable.

As part of the regulatory clearance process, we must conduct, at our own expense, preclinical research and clinical trials for each product candidate to demonstrate safety and efficacy. The number of preclinical studies and clinical trials that will be required varies depending on the product, the disease or condition that the product is in development for and regulations applicable to any particular product. The regulatory process typically also includes a review of the manufacturing process to ensure compliance with applicable standards. The FDA can delay, limit or not grant approval for many reasons, including:

•	a product candidate may not be safe or effective

•	FDA officials may interpret data from preclinical testing and clinical trials in different ways than we interpret such data

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•	the FDA might not approve our manufacturing processes or facilities, or the processes or facilities of any future collaborators or contract manufacturers

•	the FDA may change its approval policies or adopt new regulations

The FDA also may approve a product candidate for fewer indications than requested or may condition approval on the performance of post marketing studies for a product candidate. Even if we receive FDA and other regulatory approvals, milnacipran or any of our other future product candidates may later exhibit adverse effects that limit or prevent their widespread use or that force us to withdraw those product candidates from the market. In addition, any marketed product and its manufacturer continue to be subject to strict regulation after approval. Any unforeseen problems with an approved product or any violation of regulations could result in restrictions on the product, including its withdrawal from the market. The process of obtaining approvals in foreign countries is subject to delay and failure for the same reasons indicated above.

If we do not find a collaborator for milnacipran, we may have to reduce or delay our clinical development of milnacipran and/or increase our expenditures.

Our strategy for developing, manufacturing and commercializing milnacipran includes entering into a corporate collaboration with a pharmaceutical company to advance the development of milnacipran and reduce our expenditures. We may not be able to enter into such a collaboration agreement. If we are not able to establish a collaboration agreement with respect to milnacipran, we may have to reduce or delay our future development of milnacipran and/or increase our expenditures and undertake the development activities at our own expense. If we elect to fund our development, we will need to obtain additional capital, which may not be available on acceptable terms or at all.

We need additional capital to commercialize milnacipran.

We will spend substantial amounts on research, development and commercialization of milnacipran, including amounts spent for clinical supplies and conducting clinical trials and on any of our future product candidates and general operations. Based on our current business plan, we believe our cash and cash equivalents and short-term investments balance at March 31, 2003, as well as the proceeds received from our private placement in April 2003, are sufficient to fund operations through the end of 2004. Other than the recent private financing in which we received gross proceeds of approximately $10.3 million, we do not have committed external sources of funding, and we need to raise additional capital through the sale of equity or debt sources or through collaborations in order to commercialize milnacipran. The amount of capital will depend upon many factors, including some of those set forth in other sections of this Registration Statement. Our current expected primary cash needs on both a short term and long term basis are for clinical development of milnacipran, working capital and other general corporate purposes.

The actual costs of development of milnacipran and any of our future products may exceed our expectations. In addition, it may not be possible to raise additional capital from any source, especially if weak market conditions persist for biotechnology companies. If we are unable to raise additional capital when we need it or on acceptable terms, we may have to significantly delay, scale back or discontinue the development of milnacipran or any of our future programs, clinical trials or other aspects of our operations. We may also have to seek corporate collaborators at an earlier stage than would be desirable to maximize the rights to future product candidates or relinquish license rights to technologies or product candidates on terms that are less favorable to us than might otherwise be available. Our inability to raise additional capital would materially harm our business and stock price.

We rely on third parties to conduct all of our clinical trials.

We currently have only ten full-time employees. We have in the past and expect to continue to rely on third parties to conduct all of our clinical trials. We are using the services of Scirex, a contract research organization, to conduct our anticipated Phase III clinical trials with respect to milnacipran. Because we do not conduct these trials, we must rely on the efforts of others and cannot always predict accurately the timing of such trials, the costs associated with such trials or the procedures that are followed for such trials. We do not anticipate significantly increasing our personnel in the foreseeable future and therefore, expect to continue to rely on third parties to conduct all of our future clinical trials.

We rely on our employees and consultants for their scientific and technical expertise in connection with our business operations.

We currently have only ten full-time employees and rely significantly on the scientific and technical expertise of our employees and consultants to conduct our business. If any of our relationships with our employees and consultants are terminated, we may lose access to scientific knowledge and expertise necessary for the research, development and commercialization of milnacipran. We do not anticipate significantly increasing our personnel in the foreseeable future and

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therefore, we expect to continue to rely on consultants and our current employees for scientific and technical knowledge and expertise essential to our business.

We have an employment agreement with our chief executive officer and consulting agreements with various of our scientific advisors. Our agreement with our chief executive officer expires in December 2003 and provides for “at will” employment, which means that he may terminate his services to us at any time. In addition, our scientific advisors may terminate their services to us at any time.

If we are unable to create sales, marketing and distribution capabilities or enter into agreements with third parties to perform these functions, we will not be able to commercialize our products.

We currently have a staff of ten employees and have virtually no ability to directly sell, market or distribute any product we may develop. To directly market and distribute any product we may develop, we may obtain the assistance of a pharmaceutical company or other entity with a large distribution system and a large direct sales force. Alternatively, we may build a substantial marketing and sales force with appropriate technical expertise and supporting distribution capabilities. We may not be able to enter into such arrangements with third parties in a timely manner or on acceptable terms or establish sales, marketing and distribution capabilities of our own. To the extent that we enter into co-promotion or other licensing arrangements, our product revenues are likely to be lower than if we directly marketed and sold our products, and any revenues we receive will depend upon the efforts of third parties, which efforts may not be successful.

We have a history of operating losses and we may never be profitable.

We have incurred substantial losses during our history. For the three months ended March 31, 2003 and the years ended December 31, 2002, 2001 and 2000, we incurred net losses of $1.8 million, $1.0 million, $7.2 million and $8.5 million, respectively. As of March 31, 2003, we had an accumulated deficit of approximately $106.3 million. Our ability to become profitable will depend upon our ability to develop, market and commercialize milnacipran with sufficient sales volumes to achieve profitability, and our ability to develop, market and commercialize any other products. We currently do not have any agreements under which we expect to recognize any revenue. Additionally, we do not expect to be profitable in the foreseeable future and may never achieve profitability.

We may engage in strategic transactions that fail to enhance stockholder value.

From time to time, we consider possible strategic transactions, including the potential acquisitions of products, technologies and companies, and other alternatives with the goal of maximizing stockholder value. We will continue to evaluate potential strategic transactions and alternatives that we believe may enhance stockholder value. We may never complete a strategic transaction(s) and in the event that we do complete a strategic transaction(s), it may not be consummated on terms favorable to us. Further, such transactions may impair stockholder value or otherwise adversely affect our business and the trading price of our stock. Any such transaction may require us to incur non-recurring or other charges and may pose significant integration challenges and/or management and business disruptions, any of which could harm our results of operation and business prospects.

Our competitors may develop and market products that are less expensive, more effective or safer, which may diminish or eliminate the commercial success of any products we may commercialize.

The biotechnology market is highly competitive. Large pharmaceutical and biotechnology companies have developed or are attempting to develop products that will compete with any products we may develop to target Functional Somatic Syndromes, such as FMS. In particular, Pfizer, Inc. has publicly disclosed that it has conducted a Phase II clinical trial evaluating the efficacy and safety of its compound, pregabalin, as a treatment for FMS. It is possible that our competitors will develop and market products that are less expensive and more effective than our future products or that will render our products obsolete. We are aware that other companies are attempting to develop products to treat FMS and one or more of our competitors may commercialize and market a product for the treatment of FMS before we do. We also expect that, in the treatment of Function Somatic Syndromes, competition from other biopharmaceutical companies, pharmaceutical companies, universities and public and private research institutions will increase. Many of these competitors have substantially greater financial resources, technical expertise, research capabilities and other resources than we do. We may not have the financial resources, technical expertise or marketing, distribution or support capabilities to compete successfully.

Our ability to compete may decrease or be eliminated if we are not able to protect our proprietary technology.

The composition of matter patent for milnacipran expired in June 2002 (U.S. Patent 4,478,836). The patent for the method of synthesis of milnacipran (U.S. Patent 5,034,541) assigned to Pierre Fabre and licensed to us expires December 27, 2009. We have filed two U.S. patents claiming the use of

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milnacipran to treat chronic fatigue syndrome and FMS. These patents, if issued, will expire November 5, 2021. We have filed patent applications in the United States for various other methods of treatment and formulations. These applications, and corresponding foreign patent applications, are pending. We may also be able to rely on the Hatch-Waxman Act for a period of exclusivity during which generic manufacturers will not be able to manufacture milnacipran.

Our ability to compete may decrease or be eliminated if we are not able to protect our proprietary technology. Recent amendments to the Hatch-Waxman Act have been proposed and it may not apply to us in the future. The patent positions of pharmaceutical companies are uncertain and may involve complex legal and factual questions. We may incur significant expense in protecting our intellectual property and defending or assessing claims with respect to intellectual property owned by others. Any patent or other infringement litigation by or against us could result in significant expense to us, including diversion of the resources of management.

Others have filed patent applications or have been issued patents on similar technology or compounds and may obtain additional patents and other proprietary rights competing with our ability to market milnacipran for the treatment of chronic fatigue syndrome or FMS. We cannot predict the breadth of claims that will be allowed and issued in patent applications. Once patents have issued, we cannot predict how the claims will be construed or enforced. We may infringe on intellectual property rights of others without being aware of the infringement. If another party claims we are infringing their technology, we could have to defend an expensive and time consuming lawsuit, pay a large sum if we are found to be infringing, or be prohibited from selling or licensing our products unless we obtain a license or redesign our product, which may not be possible.

We also rely on trade secrets and proprietary know-how to develop and maintain our competitive position. Some of our current or former employees, consultants or scientific advisors, or current or prospective corporate collaborators, may unintentionally or willfully disclose our confidential information to competitors or use our proprietary technology for their own benefit. Furthermore, enforcing a claim alleging the infringement of our trade secrets would be expensive and difficult to prove, making the outcome uncertain. Our competitors may also independently develop similar knowledge, methods and know-how or gain access to our proprietary information through some other means.

We may be subject to product liability claims that could cause us to incur liabilities beyond our insurance coverage.

We plan to continue conducting clinical trials on humans using milnacipran, and the use of milnacipran may result in adverse effects. We cannot predict all possible harm or side effects that may result from the treatment of patients with milnacipran or any of our future products, and the amount of insurance coverage we currently hold may not be adequate to protect us from any liabilities. In addition, the use of the PROSORBA column, a medical device that we licensed to Fresenius, may result in adverse side effects to the end-users that could expose us to potential product liability claims. Although Fresenius has assumed all responsibilities associated with the PROSORBA column, including maintaining insurance, we may still be named in any lawsuit. We currently maintain $10,000,000 in insurance for product liability claims. We may not have sufficient resources to pay any liability resulting from such a claim beyond our insurance coverage.

We may lose our net operating loss carryforwards, which could prevent us from offsetting future taxable income.

Sales of our common stock in September 1991, October 1997, March 2002 and the recent sale in April 2003 caused the limitation of Section 382 of the Internal Revenue Code of 1986, as amended, to be applicable. This limitation will allow us to use only a portion of the net operating loss carryforwards to offset future taxable income, if any, for federal income tax purposes. Based upon the limitations of Section 382, we may be allowed to use no more than a prescribed amount of such losses each year to reduce taxable income, if any. To the extent not used by us, unused losses will carry forward subject to the limitations to offset future taxable income, if any, until such unused losses expire. All unused net operating losses will expire 15 years after any year in which they were generated. Approximately $4.9 million in federal net operating losses expired in 2002 and will continue to expire in 2003. Our California tax loss carryforwards will begin to expire in 2004. As a result of the sale of common stock, ownership changes occurred in 1991, 1997, 2002 and 2003, and the use of net operating loss carryforwards will be limited to a prescribed amount in each successive year.

Issuance of shares in connection with financing transactions, including collaborations or under stock option plans and outstanding warrants will be dilutive.

We need additional capital to commercialize milnacipran. As was the case when we issued shares of our common stock and warrants to purchase our common stock on April 3, 2003, if we issue stock in connection with corporate collaborations or raise funds by issuing stock or warrants to purchase our stock, your ownership in our stock will be diluted. In addition, future investors may receive rights that are superior or favorable to your rights. We maintain stock option plans under which employees, directors and consultants may acquire shares of our common stock through the exercise of stock options and other purchase

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rights. As of June 9, 2003, we also had warrants to purchase 6,207,123 shares of our common stock that are outstanding with exercise prices ranging from $2.72 to $23.72, and a weighted-average exercise price of $3.31. You will incur dilution upon exercise of our outstanding options and warrants, which amounted to 8,742,549 in the aggregate at June 9, 2003.

Our stock price will likely be volatile.

The market prices of technology companies, particularly biotechnology companies, have been highly volatile. For the three months ended March 31, 2003 and the years ended December 31, 2002 and 2001, the high and low closing sales prices for our common stock were $3.25 and $2.30, $4.26 and $1.00, and $8.00 and $0.77, respectively. Our stock price has been and may continue to be affected by this type of market volatility, as well as by our own performance. The following factors, among other risk factors, may have a significant effect on the market price of our common stock:

•	the results of clinical trials for milnacipran

•	our available cash

•	developments in our relationship with Pierre Fabre

•	our entering into agreements with any future corporate collaborators

•	announcements of technological innovations or new products by us or our competitors

•	developments in patent or other proprietary rights

•	fluctuations in our operating results

•	litigation initiated by or against us

•	developments in domestic and international governmental policy or regulation

•	economic and other external factors or other disaster or crisis

The concentration of ownership among our existing officers, directors and principal stockholders may result in the entrenchment of management, prevent other stockholders from influencing significant corporate decisions and depress our stock price.

As of May 1, 2003, our executive officers, directors and stockholders who hold at least 5% of our stock beneficially owned and controlled approximately 66% of our outstanding common stock. If these officers, directors and principal stockholders act together, they will be able to effect an entrenchment of management and to influence significantly and possibly control matters requiring approval by our stockholders, including a financing in which we sell more than 20% of our voting stock at a discount to the market price, the removal of our directors, the election of the members of our board of directors, approvals of amendments to our certificate of incorporation or bylaws, mergers, a sale of all or substantially all of our assets, going private transactions and other fundamental transactions. This concentration of ownership could also depress our stock price.

8.

SELLING STOCKHOLDERS

On April 3, 2003, pursuant to a purchase agreement dated March 25, 2003, we sold 4,029,342 shares of our common stock and warrants to purchase 1,007,333 shares of our common stock at a combined unit price of $2.56125 per unit in a private placement transaction. Each unit consisted of one share of common stock, referred to as the shares, and a warrant to purchase 25% of one share of our common stock, referred to as the warrant shares. In addition, we issued warrants to purchase an aggregate of 380,908 shares of our common stock, referred to as the placement agent warrant shares, to Paramount Capital Inc. and SCO Capital Partners LLC for services rendered as placement agents in connection with the private placement. Throughout this prospectus, when we refer to the shares of our common stock being registered on behalf of the selling stockholders, we are referring to the shares, the warrant shares and the placement agent warrant shares. The warrant shares issued to the purchasers in the private placement are exercisable at any time in whole or in part until April 2, 2008 at an exercise price of $3.84 per share, and the placement agent warrant shares issued to the placement agents for services rendered in connection with the private placement (and for $0.02 per share of common stock underlying such warrant) are exercisable at any time in whole or in part until April 2, 2008 at an exercise price of $2.82 per share. The exercise price and the number of warrant shares and placement agent warrant shares are subject to adjustment upon the subdivision, split or combination of shares of our common stock and the issuance of dividends in the form of common stock.

The shares, warrant shares and the placement agent warrant shares are being registered to permit public secondary trading of the shares and warrant shares, and the selling stockholders may offer or sell the shares or warrant shares from time to time in the manner contemplated under the “Plan of Distribution.” The following table sets forth:

•	the name of the selling stockholders;

•	the number and percent of shares of our common stock that the selling stockholders beneficially owned prior to the offering for resale of any of the shares of our common stock being registered by the registration statement of which this prospectus is a part;

•	the number and percent of shares of our common stock issuable upon exercise of the warrant shares or the placement agent warrant shares, that the selling stockholders beneficially owned prior to the offering for resale of any of the shares of our common stock being registered by the registration statement of which this prospectus is a part;

•	the number of shares of our common stock that may be offered for resale for the account of the selling stockholders pursuant to this prospectus;

•	the number of warrant shares or the placement agent warrant shares that may be offered for resale for the account of the selling stockholders pursuant to this prospectus;

•	the number and percent of shares of our common stock to be held by the selling stockholders after the offering of the shares (assuming all of the shares are sold by the selling stockholders); and

•	the number and percent of warrant shares or the placement agent warrant shares to be held by the selling stockholders after the offering of the warrant shares (assuming all the warrant shares and placement agent warrant shares are sold by the selling stockholder).

This information is based upon information provided by each respective selling stockholder, schedules 13G and other public documents filed with the SEC. The term selling stockholders includes the stockholders listed below and their transferees, pledgees, donees or other successors. The applicable percentages of ownership are based on an aggregate of 17,305,609 shares of our common stock issued and outstanding as of May 30, 2003. Except as noted in the footnotes to the following selling stockholder table, no selling stockholder has had, within the past three years, any position, office, or material relationship with us or any of our predecessors or affiliates.

9.

	Shares Beneficially Owned Prior to Offering		Warrant Shares or Placement Agent Warrant Shares Beneficially Owned Prior to Offering		Number of Shares Being Offered	Number of Warrant Shares or Placement Agent Warrant Shares Being Offered	Shares Beneficially Owned After Offering(1)		Warrant Shares or Placement Agent Warrant Shares Beneficially Owned After Offering(2)
Selling Stockholders	Number	Percent	Number	Percent			Number	Percent	Number	Percent
ProQuest Investments, L.P.(3)	742,668	4.3%	185,667	1.1%	742,668	185,667	0	0	0	0
ProQuest Companion Fund, LP.(3)	9,629	*	2,407	*	9,629	2,407	0	0	0	0
ProQuest Investments II, L.P.(3)	1,836,547	10.6%	459,136	2.7%	1,836,547	459,136	0	0	0	0
ProQuest Investments II Advisors Fund, L.P.(3)	44,197	*	11,049	*	44,197	11,049	0	0	0	0
Mark Berg IRA	180,000	1.0%	45,000	*	180,000	45,000	0	0	0	0
Mazzer, Mark	20,000	*	5,000	*	20,000	5,000	0	0	0	0
SCO Capital Partners LLC(4)	195,217	1.1%	97,607	*	195,217	97,607	0	0	0	0
Scharfer, Paul(4).	39,043	*	34,162	*	39,043	34,162	0	0	0	0
Davis, Jeffrey B.(4)	0	0	24,402	*	0	24,402	0	0	0	0
DMG Legacy Fund LLC(5)	46,852	*	11,713	*	46,852	11,713	0	0	0	0
DMG Legacy Institutional Fund LLC(5)	435,724	2.5%	108,931	*	435,724	108,931	0	0	0	0
DMG Legacy International Ltd.(5)	454,465	2.6%	113,616	*	454,465	113,616	0	0	0	0
Kessel, Larry and Shirley(6)	170,663	*	31,250	*	25,000	6,250	145,663	*	25,000	*
Christakos, Basil (7)	0	0	1,000	*	0	1,000	0	0	0	0
Knox, John (7)	0	0	1,250	*	0	1,250	0	0	0	0
Corcoran, Bill (7)	0	0	2,833	*	0	2,833	0	0	0	0
McInerney, Tim (7)	0	0	146,650	*	0	146,650	0	0	0	0
Rocamboli, Steve (7).	0	0	7,000	*	0	7,000	0	0	0	0
Rosenwald, Lindsay (7).	1,784,523	10.3%	107,568	*	0	107,568	1,784,523	10.3%	0	0
Stein, Jason (7)	0	0	5,000	*	0	5,000	0	0	0	0
Tanen, David (7).	0	0	7,000	*	0	7,000	0	0	0	0
Weiser, Michael. (7)	0	0	5,000	*	0	5,000	0	0	0	0
*	Less than 1%.

(1)	Assumes the sale of all shares offered in this prospectus.

(2)	Assumes the sale of all warrant shares and placement agent warrant shares offered in this prospectus.

(3)	ProQuest Associates LLC, a Delaware limited liability company (“Associates”), is General Partner of ProQuest Investments, L.P., a Delaware limited partnership (“Investments”) and ProQuest Companion Fund L.P., a Delaware limited partnership (“Companion Fund”). ProQuest Associates II LLC, a Delaware limited liability company (“Associates II”), is General Partner of ProQuest Investments II, L.P., a Delaware limited partnership (“Investments II”) and ProQuest Investments II Advisors Fund, L.P., a Delaware limited partnership (“Advisors Fund”). Jay Moorin, Alain Schreiber, Joyce Tsang and Pasquale DeAngelis are members of Associates and Associates II, and have voting, dispositive and investment powers with respect to the securities that are being offered in this prospectus by Investments, Companion Fund, Investments II and Advisors Fund.

(4)	SCO Capital Partners LLC (“SCO Capital Partners”) and Paul Scharfer were purchasers in our April 2003 private placement. In addition, we issued to the selling securityholders designated by SCO Financial Group (“SCO Financial”) an aggregate of 97,607 placement agent warrant shares in consideration for services rendered by SCO Financial as placement agent in our April 2003 private placement in the following manner: 48,803 placement agent warrant shares to SCO Capital Partners, 24,402 placement agent warrant shares to Paul Scharfer and 24,402 placement agent warrant shares to Jeffrey Davis. SCO Capital Partners is an affiliate of a registered broker-dealer and has represented to us that it acquired the securities that are being offered in this prospectus in the ordinary course of business, and that at the time of acquisition of these securities, it had no agreement or understandings, directly or indirectly, with any person to distribute the securities, and currently it does not have any such agreements or understandings. Steven Rouhandeh has voting, dispositive and investment powers with respect to the securities that are being offered in this prospectus by SCO Capital Partners.

(5)	DMG Advisors LLC (“DMG Advisors”) is the investment advisor of DMG Legacy Fund LLC (“Legacy Fund”), DMG Legacy Institutional Fund LLC (“Institutional”) and DMG Legacy International Ltd. (“International”). Mr. Thomas McAuley is the managing member and chief investment officer of DMG Advisors and has voting, dispositive and investment powers with respect to the securities that are being offered in this prospectus by Legacy Fund, Institutional and International.

(6)	Includes 41,789 shares of common stock issuable pursuant to options exercisable within 60 days of May 30, 2003 held by Larry Kessel, who has been a member of our board of directors since 1999.

(7)	We issued to the selling securityholders designated by Paramount Capital Inc. (“Paramount”) an aggregate of 283,301 placement agent warrant shares in consideration for services rendered by Paramount as placement agent in our April 2003

10.

private placement. Paramount is a registered broker-dealer.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling stockholders. We will pay all costs, expenses and fees in connection with this registration, except that the selling stockholders will pay underwriting discounts and selling commissions, if any. We will not receive any of the proceeds from the sale of the shares by the selling stockholders. When we refer to the “selling stockholders” in this prospectus, that term includes donees and pledgees selling shares of common stock under this prospectus which were received from the selling stockholders.

The selling stockholders may sell their shares at various times in one or more of the following transactions:

•	on the Nasdaq Small Cap Market (or any other exchange on which the shares may be listed);

•	in the over-the-counter market;

•	in negotiated transactions other than on the over-the-counter market;

•	in ordinary brokerage transactions and transactions in which the broker solicits purchasers and in transactions where the broker or dealer acts as principal and resells shares for its own account under this prospectus;

•	in block trades;

•	by pledge to secure debts and other obligations;

•	in connection with the writing of non-traded and exchange-traded put or call options, in hedge transactions, in covering previously established short positions and in settlement of other transactions in standardized or over-the-counter options; or

•	in a combination of any of the above transactions.

The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The selling stockholders may sell shares directly or may use broker-dealers to sell their shares. The broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares. This compensation may be in excess of customary commissions.

The selling stockholders may also sell all or a portion of their shares under Rule 144 under the Securities Act, or pursuant to other available exceptions from the registration requirements of the Securities Act or may pledge shares as collateral for margin accounts. These shares could then further be resold pursuant to the terms of such accounts.

Under certain circumstances, the selling stockholders and any broker-dealers that participate in the distribution might be deemed to be “underwriters” within the meaning of the Securities Act and any commission received by them and any profit on the resale of the shares of common stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. Liabilities under the federal securities laws cannot be waived.

Because the selling stockholders may be deemed to be “underwriters” under the Securities Act, the selling stockholders will be subject to prospectus delivery requirements under the Securities Act. Furthermore, in the event of a “distribution” of its shares, any selling stockholder, any selling broker or dealer and any “affiliated purchasers” may be subject to Regulation M under the Exchange Act, which prohibits, with certain exceptions, any such person from bidding for or purchasing any security which is the subject of such distribution until such person’s participation in the distribution is completed. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, under Rule 424(b) under the Securities Act, disclosing the following:

11.

•	the name of the selling stockholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable; and

•	other facts material to the transaction.

The selling stockholders may be entitled under agreements entered into with us to indemnification from us against liabilities under the Securities Act.

In order to comply with certain state securities laws, if applicable, these shares of common stock will not be sold in a particular state unless they have been registered or qualified for sale in that state or any exemption from registration or qualification is available and complied with.

LEGAL MATTERS

Cooley Godward LLP will give its opinion that the shares of common stock offered in this prospectus have been validly issued and are fully paid and non-assessable.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual Report on Form 10-K/A for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

12.

CYPRESS BIOSCIENCE, INC.

PROSPECTUS

                , 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other expenses of issuance and distribution.

The expenses (excluding the placement agent fees) in connection with the issuance and distribution of the securities being registered are set forth in the following table (all amounts except the registration fee and the listing fee are estimated):

Amount to Be Paid
SEC registration statement filing fee	$977.37
Legal fees and expenses	50,000.00
Accounting fees and expenses	10,000.00
Miscellaneous	22.63

Total	$61,000.00

Item 15.    Indemnification of officers and directors.

Under Section 145 of the Delaware General Corporation Law, or the DGCL, the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act.

The Registrant’s Certificate of Incorporation and Bylaws include provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the DGCL and (ii) require the Registrant to indemnify its directors and officers to the fullest extent permitted by applicable law, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the DGCL, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors’ or officers’ duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under the DGCL. In addition, each director will continue to be subject to liability pursuant to Section 174 of the DGCL, for breach of the director’s duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the Registrant or its stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director’s duty to the Registrant or its stockholders when the director was aware or should have been aware of a risk of serious injury to the Registrant or its stockholders, for acts or omission that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the Registrant or its stockholders, for improper transactions between the director and the Registrant and for improper loans to directors and officers. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

At present, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director.

The Registrant has an insurance policy covering the officers and directors of the Registrant with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

Item 16.    Exhibits.

(a) Exhibits.

Exhibit No.	Description

4.1	Securities Purchase Agreement between the Registrant and each selling stockholder dated March 25, 2003.(1)

4.2	Form of Warrant to Purchase Common Stock.(2)

5.1*	Opinion of Cooley Godward LLP.

23.1**	Consent of Ernst & Young LLP, Independent Auditors.

23.2*	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.

24.1*	Power of Attorney. Reference is made to page II-4.

1.	Incorporated by reference to Exhibit 4.1 to Form 8-K filed on March 28, 2003.

2.	Incorporated by reference to Exhibit 4.2 to Form 8-K filed on March 28, 2003.

*	Previously filed.

**	Filed herewith.

Item 17.    Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period during which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or any decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low end or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) That, for purposes of determining liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities to be offered therein, and the offering of such securities at that time shall be deemed to be an initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which shall remain unsold at the termination of the offering.

(4) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on July 17, 2003.

CYPRESS BIOSCIENCE INC.

By:	/s/ JAY D. KRANZLER, M.D., PH.D
Chief Executive Officer and Chairman of the Board (Principal Executive Officer)

By:	/s/ SABRINA MARTUCCI JOHNSON
Chief Financial Officer and Vice President (Principal Financial Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

	Signature	Title	Date
	/s/ JAY D. KRANZLER, M.D., PH.D. Jay D. Kranzler, M.D., Ph.D.	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	July 17, 2003

	/s/ SABRINA MARTUCCI JOHNSON Sabrina Martucci Johnson	Chief Financial Officer and Vice President (Principal Financial Officer)	July 17, 2003

	/s/ SAMUEL D. ANDERSON* Samuel D. Anderson	Director	July 17, 2003

	/S/ SHELDON DROBNY* Sheldon Drobny	Director	July 17, 2003

	/s/ MARTIN B. KELLER, M.D* Martin B. Keller, M.D	Director	July 17, 2003

	/s/ LARRY J. KESSEL, M.D.* Larry J. Kessel, M.D.	Director	July 17, 2003

	/s/ CHARLES NEMEROFF, M.D., PH.D.* Charles Nemeroff, M.D., Ph.D.	Director	July 17, 2003

	/s/ JACK H. VAUGHN* Jack H. Vaughn	Director	July 17, 2003

*By:	/s/ SABRINA MARTUCCI JOHNSON Attorney-In-Fact

EXHIBIT INDEX

Exhibit No.	Description

4.1	Securities Purchase Agreement between the Registrant and each selling stockholder dated March 25, 2003.(1)

4.2	Form of Warrant to Purchase Common Stock.(2)

5.1*	Opinion of Cooley Godward LLP.

23.1**	Consent of Ernst & Young LLP, Independent Auditors.

23.2*	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.

24.1*	Power of Attorney. Reference is made to page II-4.

(1)	Incorporated by reference to Exhibit 4.1 to Form 8-K filed on March 28, 2003.

(2)	Incorporated by reference to Exhibit 4.2 to Form 8-K filed on March 28, 2003.

*	Previously Filed

**	Filed herewith